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London, April 29, 1999

         UNITED NEWS & MEDIA PLC (22-1/4, before open) said it had agreed to buy CMP MEDIA INC (33-7/8, before open) for $39 per share, a total consideration of $920 mln after deducting cash on hand. United said members of the Leeds family and related trusts and foundations holding more than 68% of CMP had agreed to tender their shares. United said the acquisition of CMP, which has titles such as InformationWeek and which operates leading Internet sites in the high-tech business-to-business market, will be neutral for its EPS in the first year and enhance earnings strongly thereafter. The company said in a statement that investment in CMPNet will create the leading operator of online sites servicing the hi-tech business market.